Room 4561
						January 20, 2006



Mr. Christopher Sullivan
Chief Financial Officer and Treasurer
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142

Re:	Pegasystems Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed February 25, 2005
	File No. 001-11859


Dear Mr. Sullivan:

      We have reviewed your response letter dated October 25, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Notes to Consolidated Financial Statements

Significant Accounting Policies

Revenue Recognition, page 38

1. We note your response to prior comment number 11. In order for us to further understand your accounting for fixed-price service contracts please address the following:

* Describe to us the nature and types of services provided under these contracts.
* Tell us the normal period of service for which you perform under these types of contracts.
* Your response indicates that the services consist of a series of acts carried out to customer specification. Are these acts subject to customer acceptance or approval and how are you notified that the services have been completed successfully and in accordance with customer specifications? Are these customer specifications considered to be milestones?
* Tell us whether the customer is able to utilize the product during the period in which you are performing under these fixed-price service contracts.
* You reference the 1978 FASB Invitation to Comment, "Accounting for
Certain Services Transaction" in your response. Your method appears to utilize a combination of both the proportional performance model and the completed contract method. Tell us how you have considered SAB Topic 13 when determining the authoritative accounting literature to use when accounting for these types of arrangements.
* For further guidance see pages 37 through 39 in the Division of Corporation Finance Current Accounting and Disclosure Issues Guide at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at
(202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Christopher Sullivan
Pegasystems Inc.
January 20, 2006
Page 3